

Mail Stop 3720

March 12, 2007

Via International Mail and Fax (011-46-8-744-4394)
Mr. Roland Hagman
Vice President and Group Function Financial Control
LM Ericsson Telephone Company
SE-164 83
Stockholm, Sweden

> **RE: LM Ericsson Telephone Company**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed May 18, 2006**
> **File Number 0-12033**

Dear Mr. Hagman:

   We have reviewed your supplemental response letter dated December 21, 2006 as well as your filing and have the following comments. As noted in our comment letter dated November 17, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2005

General

1.   As we requested in our initial comment letter, please provide, in writing, a statement from the company acknowledging, in your response letter, that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sales, page 29

Please refer to prior comment 1. After our review of your response, we have the following comments.

2. Please tell us in detail the nature of the purchase orders that are classified as multiple element contracts, service orders and single element orders. Also, tell us how the revenue related to each of these purchase orders is recognized for each business unit.

3. Please tell us in more detail what the UoA represents and how it relates to the revenue of each business unit.

4. We understand that your customers can make a "call off" transaction to order specific quantities of product and services items. Please tell us how revenue from this transaction is recognized for each business unit.

5. We note that the frame agreements include item prices for offered products and services. Please tell us why the UoA can differ significantly from the stand-alone prices under the frame agreements and how you determine the fair value of the UoA.

Consolidated Statements of Cash Flows, page 43

6. Please refer to prior comment 6. We ask that you consider deleting the line items, "Cash flow from operating investing activities" and "Cash flow before financial investing activities" from the face of your consolidated statement of cash flows, since these titles are likely to be confusing to investors. In this regard, your presentation does not appear to be contemplated by IAS 7. Further, if you intend to present these items elsewhere in your filing, such as in MD&A, we believe you should re-title such items and explain in detail how management utilizes these items, why they are useful to investors and how management determines whether something is deemed to be an "operating investing activity" or a "financial investing activity".

7. Please refer to prior comment 10. Please explain how the amounts of contract work in process and the related revenues are impacted by the "share of (y)our sales that is associated with installation and the share of network build-out type contracts versus capacity/upgrade contracts."

C4. Segment Information, page 64

Please refer to prior comments 12, 13 and 14.

8. It remains unclear to us why you believe the business units within Systems do not constitute business segments under paragraph 9 and 11 of IAS 14. In this regard, we

note under paragraph 27 of IAS 14 that an "entity's internal organisational and management structure and its system of internal financial reporting to key management personnel…shall normally be the basis for identifying the predominant source and nature of risks and differing rates of return facing the entity…" We also note in your response that you consider your internal reporting by business units within Systems is a necessary internal financial control tool for product management purposes but in your opinion, poses a risk of misleading external users (since it might give the external users the impression that these units are self-sustaining businesses that can be looked upon as relatively "portfolio elements" with different sources of risks and returns even though the units are significantly interdependent). We note that the information provided by the internal reporting business units to your CEO includes gross margin and operating margin by business unit. If you believe that the services and products included in the business units within Systems have similar risks and returns, please tell us in more detail why this information is provided to your CEO.

9. We note that some operating expenses are not allocated to the business segments. Please tell us why these expenses are not allocated under paragraph 18 of IAS 14. We understand that you allocated some operating expenses to each of the business unit on a reasonable basis even though there were certain interdependencies and commonalities of shared resources among your business units.

C11. Intangible Assets, page 72

Please refer to prior comment 17.

10. You indicate that you have one cash generating unit for goodwill. However, it remains unclear to us why you believe that your methodology to identify your cash-generating units is appropriate. As indicated in our comment 9 above, we still are not persuaded that Systems is one reportable segment under paragraph 9 and 11 of IAS 14. If it is determined that each business unit within Systems constitutes a reportable segment, we refer you to paragraph 80(b) of IAS 36.

11. Even if Systems is deemed a reportable segment, we have the following comments. Based on your internal reports, we note that you monitor the operations of each business unit under the Systems segment. Accordingly, please tell us in more detail why each business unit is not a cash-generating unit that represents the lowest level at which cash inflows are generated independently of other assets or groups under paragraph 69 of IAS 36. Also, see BC144(c) of IAS 36.

12. Per page 33, it appears that your products sold by each business unit are manufactured in four major facilities. Please tell us your consideration of each manufacturing facility as a cash-generating unit under IAS 36. In your response,

please differentiate the production process, output and active market for each manufacturing facility. Also, tell us your consideration of Example 1C (IE11-IE16) of IAS 36.

13. For each identified cash-generating unit, please provide the disclosures under paragraph 134 and 135 of IAS 36.

C14. Inventories, page 76

14. Please refer to prior comment 10. Tell us the nature of non-construction type contracts with ongoing work in progress and how the related revenues are recognized. Include in your response references to the appropriate accounting literature.

C32. Goodwill, page 112

15. Refer to prior comment 23. We do not concur with your statement that your Systems segment as externally reported constitutes a reporting unit under US GAAP. Since the Systems segment as reported consists of operating segments under paragraph 10 of SFAS 131, each operating segment is a reporting unit under EITF D-101. Please test the goodwill at the business unit level (reporting unit) and reflect any resulting difference in your US GAAP reconciliation.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Larry Spirgel
Assistant Director